170 N. Radnor Chester Road Suite 250 Radnor, PA 19087 Tel: (484) 801-4670 Fax: (484) 801-4669

November 29, 2017

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance

100 F Street, N.E.
Washington, DC 20549

Re:                             Marinus Pharmaceuticals, Inc.

File No.: 333-221243

Registration Statement on Form S-3

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Marinus Pharmaceuticals, Inc., or the Company, requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-221243) be accelerated to 11 a.m. on Friday, December 1, 2017, or as soon thereafter as practicable.

Sincerely,

MARINUS PHARMACEUTICALS, INC.

By:	/s/ Edward F. Smith
Edward F. Smith,
Chief Financial Officer